PRICING SUPPLEMENT dated September 14, 2007	File Pursuant to Rule 424(b)(3)
(To Prospectus dated March 7, 2006	Registration File No. 333-132201
and Prospectus Supplement dated March 7, 2006)

Toyota Motor Credit Corporation
Medium-Term Notes, Series B
Principal-Protected DJ-AIGCISM-Linked Notes Due 2010

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP:  89233PK62

Principal Amount (in Specified Currency): $10,000,000.  TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.
Issue Price:  100%
Trade Date:  September 14, 2007
Original Issue Date:  September 28, 2007
Stated Maturity Date:  September 28, 2010

Interest Rate: 0.0%
Interest Payment Dates: Not Applicable

Return Amount: At Maturity, TMCC will repay the Principal Amount plus a Return Amount based on the percentage change of the Dow Jones-AIG Commodity IndexSM over the term of the Notes multiplied by a participation rate of 108.3%. See “Additional Terms of the Notes—Payment at Maturity”

Net Proceeds to Issuer:  100%
Agent’s Discount or Commission:  0%. The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC's obligations under the Notes.
Agent:  Barclays Capital Inc.
Agent’s Capacity:  Principal

Calculation Agent:  Barclays Bank PLC

Day Count Convention:  30/360, Unadjusted
Business Day Convention:  Modified Following
Redemption:  Not Applicable
Redemption Dates:  Not Applicable
Notice of Redemption:  Not Applicable

Repayment:  Not Applicable
Optional Repayment Date(s):  Not Applicable
Repayment Price:  Not Applicable

Original Issue Discount: Yes
Initial Accrual Period: From and including September 28, 2007, to but excluding September 28, 2010
Specified Currency: U.S. dollars
Minimum Denominations: $50,000 and $50,000 increments thereafter
Form of Note: Book-entry only

ADDITIONAL TERMS OF THE NOTES

Payment at Maturity

At Maturity, TMCC will repay the Principal Amount of the Notes plus an amount (the “Return Amount”) equal to the greater of (1) the Principal Amount multiplied by the Index Return multiplied by the Participation Rate (each as defined below) and (2) zero.

“Index Return” means a fraction, expressed as a percentage, equal to:

 (Ending Level – Starting Level) / Starting Level

“Participation Rate” means 108.3%.

“Starting Level” means 172.322, which was the closing value of the Dow Jones-AIG Commodity IndexSM as determined by reference to Reuters Page AIGCI1 or any successor thereto (the “Index”) on September 14, 2007, the Trade Date.

“Ending Level” means the closing value of the Index on September 24, 2010, the date that is two Business Days prior to Maturity (the “Final Valuation Date”).

If a Market Disruption Event (as defined below) occurs on the Final Valuation Date, the Calculation Agent will determine the Ending Level as follows: (i) with respect to those futures contracts included in the Index that did not suffer a Market Disruption Event on the Final Valuation Date, by utilizing the final settlement prices for such futures contracts on the Final Valuation Date, and (ii) with respect to those futures contracts included in the Index that did experience a Market Disruption Event on the Final Valuation Date, by utilizing the final settlement prices for such futures contracts on the date immediately preceding the Final Valuation Date on which a Market Disruption Event did not occur.

Notwithstanding anything to the contrary in the Prospectus Supplement, “Business Day” with respect to the Notes means a day that is both (i) a London Banking Day, and (ii) a New York Business Day (as defined in the Prospectus Supplement).

Ranking

The Notes will be unsecured general obligations of TMCC and will rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

Amounts Payable at Maturity—Hypothetical Examples

The table below presents examples of the payment at Maturity of the Notes on a hypothetical investment of $50,000 under various scenarios based on various hypothetical Ending Levels.  The table is based on the following assumptions:

•	Trade Date: September 14, 2007

•	Original Issue Date: September 28, 2007

•	Starting Level: 172.322

•	The Notes are purchased at their initial sale to the public and held to maturity

Because the Return Amount per Note will not be less than zero, TMCC will always pay at Maturity at least $50,000 per $50,000 in principal amount of Notes.

The table below and the examples that follow are for purposes of illustration only and would provide different results if different assumptions were applied.  The actual amount paid at Maturity of the Notes will depend on the actual Ending Level.

Hypothetical Ending Levels of DJ-AIGCISM	Hypothetical Index Return Percentage	Hypothetical Return Amount per $50,000	Hypothetical Payment at Maturity per $50,000
40	-76.788%	$0.000	$50,000.000
50	-70.985%	$0.000	$50,000.000
60	-65.181%	$0.000	$50,000.000
70	-59.378%	$0.000	$50,000.000
80	-53.575%	$0.000	$50,000.000
90	-47.772%	$0.000	$50,000.000
100	-41.969%	$0.000	$50,000.000
110	-36.166%	$0.000	$50,000.000
120	-30.363%	$0.000	$50,000.000
130	-24.560%	$0.000	$50,000.000
140	-18.757%	$0.000	$50,000.000
150	-12.954%	$0.000	$50,000.000
160	-7.151%	$0.000	$50,000.000
170	-1.347%	$0.000	$50,000.000
180	4.456%	$2,412.714	$52,412.714
190	10.259%	$5,555.087	$55,555.087
200	16.062%	$8,697.460	$58,697.460
210	21.865%	$11,839.833	$61,839.833
220	27.668%	$14,982.206	$64,982.206
230	33.471%	$18,124.579	$68,124.579
240	39.274%	$21,266.952	$71,266.952
250	45.077%	$24,409.325	$74,409.325
260	50.880%	$27,551.698	$77,551.698
270	56.683%	$30,694.071	$80,694.071
280	62.487%	$33,836.444	$83,836.444
290	68.290%	$36,978.817	$86,978.817
300	74.093%	$40,121.190	$90,121.190
310	79.896%	$43,263.563	$93,263.563
320	85.699%	$46,405.936	$96,405.936
330	91.502%	$49,548.309	$99,548.309

The examples below present examples of the payment at Maturity of the Notes on a hypothetical investment of $50,000 under various scenarios based on various hypothetical Ending Levels.  Each of the scenarios assumes a Starting Level of 172.322 and that the Notes are held to the Stated Maturity Date.  In all instances, if the Notes are held to the Stated Maturity Date, TMCC will pay at least $50,000 per $50,000 principal amount.

Example 1. The level of the Index increases from the Starting Level of 172.322 to an Ending Level of 200.  The Index Return equals 16.062% = (200 - 172.322) / 172.322.  The Return Amount is equal to $8,697.46 due to the 108.3% participation rate on the Index Performance and $50,000 minimum denominations.  The final payment at maturity is equal to $58,697.46 per $50,000 principal amount.

Payment at maturity per $50,000 principal amount = $50,000 + [$50,000 x (108.3% x (200 – 172.322 / 172.322)].

Example 2. The level of the Index decreases from the Starting Level of 172.322 to an Ending Level of 90.  The Index Return equals -47.772% = (90 – 172.322) / 172.322.  The Return Amount is less than zero and the final payment at maturity is the principal amount of $50,000 because the Notes are principal protected.

Payment at Maturity per $50,000 principal amount = $50,000.

Calculation Agent

Barclays Bank PLC will act as the Calculation Agent. The Calculation Agent will determine the Return Amount. In addition, the Calculation Agent will determine whether there has been a Market Disruption Event (as defined below) or whether there has been a material change in the method of calculating the Index or a discontinuance of the Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Notes. TMCC may appoint a different Calculation Agent from time to time after the date of this pricing supplement without the consent of or notifying holders of the Notes.

The Calculation Agent will provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the amount to be paid at Maturity on or prior to 11:00 a.m. on the New York Business Day immediately preceding the date of Maturity.

Barclays Bank PLC is an affiliate of Barclays Capital Inc.

Market Disruption Events

Certain events (each, a “Market Disruption Event”) may prevent the Calculation Agent from calculating the Index Return and therefore the Return Amount, if any, that is due at Maturity. With respect to the Index, a Market Disruption Event means any of the following:

•
the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in any futures contract used in the calculation of the Index or any successor index;

•
the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index, which are traded on any major U.S. exchange; or

•	the failure on any day of the applicable exchange to publish the official daily settlement prices for that day for any futures contract used in the calculation of the Index;

in each case as determined by the Calculation Agent in its sole discretion.

For purposes of determining whether a Market Disruption Event has occurred:

•
a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

•
a suspension in trading on the applicable exchange (without taking into account any extended or after-hours trading session), in any futures contract used in the calculation of the Index or any successor index, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Market Disruption Event; and

•	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

If a Market Disruption Event occurs on the Final Valuation Date, the Ending Level will be determined as described under “—Payment at Maturity.”

Adjustments to the Index

If at any time Dow Jones & Company, Inc. (“Dow Jones”) or AIG Financial Products Corp. (“AIG-FP”) makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a commodity index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

Discontinuation of the Index

If Dow Jones and AIF-FP discontinue publication of the Index and Dow Jones, AIG-FP or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the Trustee and TMCC, the Calculation Agent will substitute the successor index as calculated by Dow Jones, AIG-FP or any other entity for the Index and calculate the Ending Level as described above under “—Payment at Maturity”. Upon any selection by the Calculation Agent of a successor index, TMCC will cause notice to be given to holders of the Notes.

In the event that Dow Jones and AIG-FP discontinue publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on the Final Valuation Date,

then the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

If Dow Jones and AIG-FP discontinue publication of the Index before the Final Valuation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the Final Valuation Date the Calculation Agent will determine the value that would be used in computing the Return Amount as described in the preceding paragraph as if that day were the Final Valuation Date. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

DOW JONES-AIG COMMODITY INDEXSM

The Index is a proprietary index that was created by AIG International Inc. (predecessor in interest to AIG-FP) and is calculated by Dow Jones to provide a liquid and diversified benchmark for commodities. The Index was established on July 14, 1998 and is currently comprised of futures contracts (each, an “Index Component”) on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The twenty-

three commodities that are eligible for inclusion in the Index currently are aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; zinc; platinum; lead; tin; and cocoa. The nineteen commodities that currently comprise the Index (the “Index Commodities”) are: aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (the “LME”).

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days (as defined below) each month according to a pre-determined schedule.

The Index is calculated in accordance with the methodology set forth in the Dow Jones-AIG Commodity IndexSM Handbook. The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and AIG-FP at any time. Currently, Dow Jones disseminates the Index level at approximately 15 second intervals from 8:00 a.m. to 3:00 p.m., New York time, and publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-AIG Business Day on Reuters Page AIGCI1 or any successor thereto.

A “DJ-AIG Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for the Index Commodities that are open for trading is greater than 50%.

The Index was created using the following four main principles:

•
Economic Significance:  To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

•
Diversification:  In order to avoid the Index being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

•
Continuity:  The Index is intended to provide a stable benchmark so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

•	Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected for each Index Commodity by the Dow Jones-AIG Supervisory Committee (the “Supervisory Committee”) which is advised by the Dow Jones-AIG Advisory Committee. With the exception of several LME contracts, where the Supervisory Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, the Supervisory Committee selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, the Supervisory Committee will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently.

If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities included in the Index are traded on the CBOT, the LME, the Coffee, Sugar & Cocoa Exchange (the “CSCE”), the Commodities Exchange (the “COMEX”), the New York Cotton Exchange (the “NYCE”), the New York Mercantile Exchange (the “NYMEX”), the Chicago Mercantile Exchange (the “CME”) and the New York Board of Trade (the “NYBOT”) and are as follows:
Commodity Price Quote	Weighting of Designated Contract as of January 2007	Exchange	Units
High Grade Primary Aluminum $/metric ton	6.804%	LME	25 metric tons
Coffee “C” U.S. cents/pound	3.022%	NYBOT	37,500 lbs
Copper U.S. cents/pound	6.188%	COMEX	25,000 lbs
Corn U.S. cents/bushel	5.627%	CBOT	5,000 bushels
Cotton U.S. cents/pound	3.146%	NYBOT	50,000 lbs
Light, Sweet Crude Oil $/barrel	12.724%	NYMEX	1,000 barrels
Gold $/troy oz	6.826%	COMEX	100 troy oz.
Heating Oil U.S. cents/gallon	3.789%	NYMEX	42,000 gallons
Live Cattle U.S. cents/pound	6.141%	CME	40,000 lbs
Lean Hogs U.S. cents/pound	3.014%	CME	40,000 lbs
Henry Hub Natural Gas $/mmbtu	12.546%	NYMEX	10,000 mmbtu
Primary Nickel $/metric ton	2.715%	LME	6 metric tons
Silver U.S. cents/troy oz	2.288%	COMEX	5,000 troy oz.
Soybeans cents/bushel	7.748%	CBOT	5,000 bushels
Soybean Oil U.S. cents/pound	2.846%	CBOT	60,000 lbs
World Sugar No. 11 U.S. cents/pound	3.122%	CSCE	112,000 lbs
Unleaded Gasoline (RBOB) U.S. cents/gallon	3.941%	NYMEX	42,000 gallons
Wheat U.S. cents/bushel	4.715%	CBOT	5,000 bushels
Special High Grade Zinc $/metric ton	2.798%	LME	25 metric tons

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities in the Index are assigned to “Commodity Groups.” The Commodity Groups, and the commodities of each that are currently part of the Index, are as follows:

Index Weighting by Commodity Group as of January 2007

Energy	33.00%
Industrial Metals	18.50%
Grains	20.94%
Livestock	9.15%
Softs	9.29%
Precious Metals	9.11%

Commodity Group:	Commodities:	Commodity Group:	Commodities:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB)	Softs	Coffee Cotton Sugar
Industrial Metals	Aluminum Copper Nickel Zinc	Precious Metals	Gold Silver
Grains	Corn Soybeans Soybean Oil Wheat
Livestock	Lean Hogs Live Cattle

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIG-FP under the supervision of the Supervisory Committee. The Supervisory Committee was established by Dow Jones and AIG-FP to assist with the operation of the Index. The annual weightings are announced in July and implemented the following January. The composition of the Index for 2007 became effective in January 2007 following approval by the Supervisory Committee.

The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June or July, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Dow Jones-AIG Commodity IndexSM Percentage (the “CIP” or “Commodity Index Percentage”) for each commodity and then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

•	No single commodity may constitute more than 15% of the Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

•	No single commodity in the Index may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for the Index Components, are used to determine the commodity index multiplier (the “CIM”) for each Index Commodity. The CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs. The CIM for each of the Index Commodities included in the Index for 2007 are as follows:
The Dow Jones-AIG Commodity IndexSM Commodity	2007 Commodity Index Multiplier (“CIM”)
Crude Oil	6.05967556
Natural Gas	52.34233140
Soybeans	31.25206118
Aluminum	0.07102299
Live Cattle	179.91207860
Gold	0.30599010
Corn	42.28947511
Copper	66.86611477
Wheat	27.76253677
Lean Hogs	136.52342692
Unleaded Gasoline (RBOB)	71.01538467
Heating Oil	64.90032632
Cotton	157.61082251
Coffee	68.73228194
Sugar	764.28658957
Zinc	0.02046528
Soybean Oil	272.85898675
Nickel	0.00234182
Silver	5.05733082

Computation of the Dow Jones-AIG Commodity IndexSM

The Index is calculated by Dow Jones, in conjunction with AIG-FP by applying the impact of the changes to the prices of the Dow Jones-AIG Commodity IndexSM Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Dow Jones-AIG Commodity IndexSM Components are multiplied by the prices for the Dow Jones-AIG Commodity IndexSM Components. These products are then summed. The percentage change in this sum is then applied to the prior Dow Jones-AIG Commodity IndexSM level to calculate the current Dow Jones-AIG Commodity IndexSM level.

Historical Data on the Index

The following graph sets forth the daily closing levels of the Index from January 1, 2001 through September 14, 2007. The historical performance of the Index should not be taken as an indication of future performance of the Index or what the value of the Notes may be, and no assurance can be given that the level of the Index will not decline and thereby reduce the Return Amount which may be payable to you at maturity:

The following table sets forth the highs and lows of the Index for each quarter beginning first quarter 2001 through third quarter 2007 (as of September 14, 2007). These historical data on the Index are not indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	DJ-AIGCISM
	High	Low
2001
Quarter
First	116.228	105.143
Second	111.218	100.556
Third	104.756	92.749
Fourth	94.954	87.179
2002
Quarter
First	99.847	86.657
Second	102.998	93.994
Third	107.724	94.775
Fourth	112.990	100.345
2003
Quarter
First	126.267	110.276
Second	121.691	109.238
Third	121.872	113.040
Fourth	137.789	119.955
2004
Quarter
First	152.063	136.096
Second	155.184	142.739
Third	154.009	140.538

DJ-AIGCISM
High	Low
Fourth	160.176	140.512
2005
Quarter
First	166.189	139.983
Second	163.276	145.727
Third	180.315	153.260
Fourth	180.937	162.045
2006
Quarter
First	175.340	157.865
Second	188.110	164.385
Third	180.938	155.347
Fourth	175.581	154.635
2007
Quarter
First	174.620	154.708
Second	177.104	167.430
Third*	175.180	160.160
__________
*	as of September 14, 2007

On September 14, 2007, the closing level of the Index was 172.322.

License Between AIG-FP, Dow Jones and TMCC

Dow Jones, AIG-FP and TMCC have entered into a non-exclusive license agreement providing for the license to TMCC of the right to use the Index in connection with certain securities, including the Notes.

“Dow Jones,” “AIG®” “Dow Jones-AIG Commodity IndexSM,” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by TMCC. The Notes based on the Dow Jones-AIG Commodity IndexSM, are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates to TMCC is the sublicensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which are determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to TMCC or the Notes. Dow Jones and AIG-FP have no obligation to take the needs of TMCC or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by TMCC, but which may be similar to and competitive with the Notes. In addition, American International Group,

AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with the Notes. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY TMCC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND TMCC, OTHER THAN AMERICAN INTERNATIONAL GROUP.

RISK FACTORS

Investing in the Notes involves a number of risks. In addition to the risks described in “Risk Factors” on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. The Notes do not pay interest. Investing in the Notes is not equivalent to investing directly in the Index. An investment in the Notes entails other risks not associated with an investment in conventional debt securities. Potential investors should consider carefully the following discussion of risks before deciding whether to invest in the Notes.

The Notes Differ from Conventional Debt Securities and Do Not Pay Interest

The Notes combine features of equity and debt. The terms of the Notes differ from those of conventional debt securities in that TMCC will not pay interest on the Notes. If the Ending Level does not exceed the Starting Level, at Maturity TMCC will pay only $50,000 for each $50,000 in principal amount of Notes. Therefore, the return on an investment in the Notes may be less than the amount that would be paid on an ordinary debt security. The return at Maturity of only the Principal Amount of each Note will not compensate a holder for any loss in value due to inflation and other factors relating to the value of money over time.

Relatively High Index Levels During the Term of the Notes Will Not Be Reflected in the Payment Made at Maturity if the Ending Level Is Lower Than Such Interim Index Levels

The Ending Level will be determined two Business Days prior to Maturity. The closing level of the Index on such date might be substantially lower than the Index levels during the term of the Notes. This difference between the Index levels during the term of the Notes and the Ending Level could be particularly large if there is a significant decrease in the level of the Index during the latter portion of the term of the Notes or if there is significant volatility in the Index closing level during the term of the Notes. For example, if the Index closing levels steadily increase during the initial term of the Notes and then steadily decrease back to the Starting Level, the Ending Level may be significantly less than the Index closing level at its peak. Under these circumstances, holders of the Notes might receive a significantly smaller payment at Maturity than they would have received if the maturity date of the Notes had been at or near the peak rather than on the actual Stated Maturity Date.

The Notes May Not Pay More than the Principal Amount at Maturity

If the Ending Level is less than or equal to the Starting Level, TMCC will pay only $50,000 for each $50,000 in principal amount of Notes held at Maturity. This will be true even if the value of the Index was higher than the Starting Level at some time during the life of the Notes but later falls below the Starting Level.

Ownership of the Notes Does Not Entitle Holders to Any Rights with Respect to Any Futures Contracts or Commodities Tracked by the Index

Holders of the Notes will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the commodities or commodity futures contracts included in the Index.

Lack of Regulation by the CFTC

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, TMCC will not be registered with the CFTC as a CPO and holders of the Notes will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). TMCC is not registered with the CFTC as an FCM and holders of the Notes will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

The Index is a Rolling Index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. Contango (or the absence of backwardation) in the commodity markets would result in negative “roll yields” which would adversely affect the value of the Index and the value of the Notes.

Trading in the Index Components Can Be Volatile Based on a Number of Factors that TMCC Cannot Control

Trading in the Index Components is speculative and can be extremely volatile. Market prices of the Index Components may fluctuate rapidly based on numerous factors, including but not limited to: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the Index and the value of the Notes in varying ways, and different factors may cause the value of the Index Components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of the Notes

The commodity markets are subject to disruptions due to various factors, including but not limited to the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any force majeure event (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the value of the Index or the manner in which it is calculated and therefore, the value of the Notes.

The Notes Are Linked to the Dow Jones-AIG Commodity IndexSM and Not the Dow Jones-AIG Commodity Index Total ReturnSM

The Notes are linked to the Dow Jones-AIG Commodity IndexSM, and not the Dow Jones-AIG Commodity Index Total ReturnSM. The Dow Jones-AIG Commodity IndexSM reflects returns that are potentially available through an unleveraged investment in the Index Components. The Dow Jones-AIG Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity IndexSM, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Commodity IndexSM and not the Dow Jones-AIG Commodity Index Total ReturnSM, the return from an investment in the Notes will not reflect this total return feature.

AIG-FP May Adjust the Index in a Way That Affects Its Level, and AIG-FP Has No Obligation to Consider the Interests of Holders of the Notes

AIG-FP is responsible for maintaining the Index. AIG-FP can add, delete or substitute the Index Components underlying the Index or make other methodological changes that could change the level of the Index. Additionally, AIG-FP may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. AIG-FP has no obligation to consider the interests of holders of the Notes in calculating or revising the Index.

Many Factors Affect the Trading Value of the Notes; These Factors Interrelate in Complex Ways and the Effect of Any One Factor May Offset or Magnify the Effect of Another Factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. TMCC expects that the market value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Level. However, if a holder were to sell Notes when the level of the Index exceeds the Starting Level, such holder might receive substantially less than the amount that would be payable at Maturity based on that value because of the expectation that the Index will continue to fluctuate until the Ending Level is determined.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. TMCC expects that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, the trading value of the Notes should decrease and, conversely, if United States interest rates decrease, the trading value of the Notes should increase.

Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

As the time remaining to the Stated Maturity Date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. TMCC anticipates that before the Stated Maturity Date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the Stated Maturity Date of the Notes. However, as the time remaining to the Stated Maturity Date of the Notes decreases, TMCC expects that this time premium will decrease, lowering the trading value of the Notes.

In general, assuming all relevant factors are held constant, TMCC expects that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. TMCC expects, however, that the effect on the trading value of the Notes of a given change in the value of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

A holder of the Notes should also consider the tax consequences of investing in the Notes.  The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “United States Federal Income Taxation.”  Under this treatment, a U.S. taxable investor will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement) even though there will be no payments on the Notes prior to the Stated Maturity Date.  In addition, any gain recognized by taxable U.S. investors on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income.  Non-U.S. investors may be subject to federal withholding tax unless certain certification procedures are satisfied.  Please read carefully the section of this pricing supplement called “United States Federal Income Taxation.”

Investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trading by Barclays PLC or its Affiliates and TMCC and its Affiliates in the Index Commodities May Affect the Return on the Notes

Barclays PLC, the holding company of Barclays Capital Inc., Barclay Bank PLC, and certain of its other affiliates and TMCC and its affiliates may, from time to time, trade in some or all of the Index Commodities on a spot and forward basis and other contracts and products in or related to the Index Commodities (including futures contracts and options on futures contracts traded on futures exchanges in the United States and other countries, and commodity options and swaps). Also, Barclays PLC may issue or any of its affiliates may underwrite, and TMCC or its affiliates may issue, other financial instruments with returns indexed to the prices of the Index Commodities or the Index Components and derivative commodities. These trading and underwriting activities could affect the level of the Index in a manner that would be adverse to the holder’s investment in the Notes. With respect to any such activities, neither Barclays PLC, TMCC nor any of its other affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

UNITED STATES FEDERAL INCOME TAXATION

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes.  This discussion applies to an initial holder of Notes purchasing the Notes at their issue price for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt entity;
•	a dealer in securities or foreign currencies;
•	a person holding the Notes as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction, or who has entered into a “constructive sale” with respect to the Notes;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a trader in securities, foreign currencies or commodities, or a dealer in commodities that in each case elects to apply a mark-to-market method of tax accounting; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion only applies to a “U.S. Holder” of Notes.  A “U.S. Holder” means, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The Notes are ‘‘Contingent Notes’’ as described in the accompanying prospectus supplement and will be treated as ‘‘contingent payment debt instruments’’ for U.S. federal income tax purposes.  As a result, the Notes will generally be subject to the original issue discount (‘‘OID’’) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.

TMCC is required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which TMCC could issue a fixed rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Based on information furnished to TMCC by the Calculation Agent, the “comparable yield” is an annual rate of 4.85%, compounded semi-annually.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  Based on the comparable yield for the Notes, the “projected payment schedule” per $50,000 principal amount Note consists of a single payment of $57,738.85 on the Stated Maturity Date.

Based on the comparable yield and projected payment schedule for the Notes, the following table states the amount of interest that will be deemed to have accrued with respect to a $50,000 principal amount Note during each calendar year (assuming semi-annual accrual periods, and that the Return Amount does not become fixed more than 6 months prior to the Stated Maturity Date):

Calendar Year	OID Deemed to Accrue During Calendar Year (per $50,000 Principal Amount)	Total OID Deemed to Have Accrued from Original Issue Date (per $50,000 Principal Amount) as of End of Calendar Year
Original issue date through December 31, 2007	$619.72	$619.72
January 1, 2008 through December 31, 2008	$2,484.82	$3,104.55
January 1, 2009 through December 31, 2009	$2,606.80	$5,711.35
January 1, 2010 through the Stated Maturity Date	$2,027.51	$7,738.85

Neither the comparable yield nor the projected payment schedule constitutes a representation by TMCC regarding the actual amount, if any, that will be paid on the Notes.

For U.S. federal income tax purposes, a U.S. Holder is required to use the above determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the IRS.  Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward to reflect amounts received at maturity of a Note as described below.

Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

•
the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and
•	multiplied by the number of days during the accrual period that such U.S. Holder held the Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by any interest income previously accrued.

Upon a sale, exchange or retirement of a Note (including at maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and such holder’s adjusted tax basis in the Note.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of ordinary interest income previously accrued by such holder in respect of the Note.  A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.  Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if a U.S. Holder recognizes a loss above certain thresholds, such holder may be required to file a disclosure statement with the IRS.  U.S. Holders are urged to consult their tax advisors regarding these limitations and reporting obligations.

Special rules will apply if the Return Amount becomes fixed more than six months prior to the Stated Maturity Date.  For purposes of the preceding sentence, the Return Amount will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations.  Generally, in this case a U.S. Holder would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the Note.  A U.S. Holder’s tax basis in the Note and the character of any gain or loss on the sale of the Note could also be affected.  U.S. Holders are urged to consult their tax advisors concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

The following discussion only applies to a “Non-U.S. Holder” of Notes.  A “Non-U.S. Holder” means, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition.  In this case, such an individual should consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that such holder has fulfilled the certification requirement described below and such amounts are not effectively connected with such holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that such holder is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements.

If a Non-U.S. Holder is engaged in a trade or business in the United States and if the income or gain on the Note, if any, is effectively connected with such holder’s conduct of such trade or business, although exempt from the withholding tax discussed above, such holder will generally be subject to regular U.S. income tax on such income or gain in the same manner as if such holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, such holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax.  A Non-U.S. Holder to which this paragraph applies is urged to consult its tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax.

Backup Withholding and Information Reporting

Interest paid on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at maturity) will be subject to information reporting if a holder is not an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions. A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Under the terms of and subject to the conditions of an Appointment Agreement dated September 14, 2007 and an Appointment Agreement Confirmation dated September 14, 2007 between TMCC and Barclays Capital Inc., Barclays Capital Inc., acting as principal, has agreed to purchase and TMCC has agreed to sell $10,000,000 in principal amount of Notes.

No action has been taken by TMCC that would permit a public offering of the Notes or possession or distribution of this Pricing Supplement, the Prospectus Supplement, the Prospectus or any other offering material relating to the Notes in any jurisdiction, other than the United States, where action for that purpose is required. The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC's obligations under the Notes.